SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2011

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 001-34889

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

CharterBank 401(k) Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Charter Financial Corporation
1233 O.G. Skinner Dr.
West Point, Georgia 31833

CHARTERBANK 401(k) PLAN

COMPARATIVE FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

CHARTERBANK 401(k) PLAN
DECEMBER 31, 2011 AND 2010

[Letterhead of Warren Averett LLC]

Report of Independent Registered Public Accounting Firm

The Board of Directors
Charter Bank 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Charter Bank 401(k) Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  Such information is the responsibility of the Plan’s management and was derived from and directly relates to the underlying accounting and other records used to prepare the financial statements.  The information has been subjected to auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America.  In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Warren Averett, LLC

Montgomery, Alabama
June 26, 2012

CHARTERBANK 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS

Investments at fair value:
Mutual funds	$3,120,785	$3,041,146
General account of insurance company	692,589	588,959
Self-directed brokerage account	1,141,994	1,065,666
Money market fund	275,710	298,855

Total investments	5,231,078	4,994,626

Receivables:
Participants’ contributions	18,317	15,029

TOTAL ASSETS	5,249,395	5,009,655

LIABILITIES

Excess participants’ contributions	24,852	—

NET ASSETS AVAILABLE FOR BENEFITS	$5,224,543	$5,009,655

See report of independent registered public accounting firm and notes to financial statements.

CHARTERBANK 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
ADDITIONS

Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$(104,703)	$260,237
Interest and dividends	34,638	33,885

Total investment income (loss)	(70,065)	294,122

Contributions:
Participants' contributions	450,392	420,875
Rollover contributions	6,748	890

Total contributions	457,140	421,765

Total	387,075	715,887

DEDUCTIONS

Deductions from net assets attributed to:
Benefits paid to participants	172,187	110,852

NET INCREASE	214,888	605,035

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year	5,009,655	4,404,620

End of year	$5,224,543	$5,009,655

See report of independent registered public accounting firm and notes to financial statements.

CHARTERBANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

1.	DESCRIPTION OF THE PLAN

The following description of the Charter Bank 401(k) Plan (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan, which commenced on April 1, 1995, and was last amended January 1, 2009, is a defined contribution plan covering all eligible employees of Charter Bank (the Company).  Full-time employees become eligible to participate after the attainment of 20½ years of age.  Effective January 1, 2001, participants must also complete three months of service with the Company to be eligible to participate in the Plan.  The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  Effective October 5, 2007, Nationwide Trust Company, FSB became the trustee.  Nationwide Life Insurance Company is the custodian of the Plan’s investments in the Nationwide Funds and self-directed accounts through a partnership with Nationwide Trust Company, FSB.

Contributions

Participants can contribute up to 100% of their pretax earnings, subject to certain limitations.  Any excess contributions are required to be refunded to participants.  Rollover contributions from other qualified plans are permitted.  Under the Plan, the Company may contribute an amount equal to a discretionary percentage (determined annually by the Company) of each participant’s annual compensation.  The Company did not elect a discretionary contribution in 2011 or 2010.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings.  Participant contributions may be invested in one or more of the investment funds available under the Plan or the self-directed brokerage account at the direction of the participant.  The Company’s contributions are allocated to investment funds in the same manner as participant contributions.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and earnings thereon.  Effective January 1, 2001, participants are vested 100% in the Company’s contributions and earnings thereon after completing three years of service as defined by the Plan.

CHARTERBANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

1.	DESCRIPTION OF THE PLAN (Continued)

Benefits

Participants who separate from service with the Company for any reason will have the value of their contributions and earnings and the Company elective contributions and earnings, in which they are vested, distributed to them in a lump sum or in the form of a direct rollover.  If a participant dies before receiving distribution of his or her account, the full amount of his or her account will be paid to the designated beneficiary.

Withdrawals of participants’ deferral contributions are permitted upon the attainment of age 59½ or in the event of severe hardship situations as permitted by Internal Revenue Service regulations.

Forfeited Accounts

Amounts forfeited by participants who terminate from the Plan prior to being 100% vested are used to reduce employer contributions to the Plan.  Forfeited non-vested accounts totaled $1,155 and $1,163 for the years ended December 31, 2011 and 2010, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are maintained on the accrual basis and have been prepared in conformity with accounting principles generally accepted in the United States of America.

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 962, Plan Accounting – Defined Contribution Pension Plans, defined contribution plans should generally report investments at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan has no fully benefit responsive investment contracts in net assets available for benefits.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from these estimates.

Investment Valuation and Income Recognition

At December 31, 2011 and 2010, the Plan’s investment in Charter Financial Corporation common stock represented approximately 12% of total investments (included in the self-directed brokerage account).  Accordingly, the Plan has a concentration of risk regarding the stock performance of Charter Financial Corporation.

CHARTERBANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition (Continued)

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 8 for discussion of fair value measurement.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Benefit Payments

Benefits are recorded when paid.

Operating Expenses

All expenses of maintaining the Plan are paid by the Company.

Subsequent Events

The Plan has evaluated subsequent events through June 26, 2012, the date the financial statements were issued.

3.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments include shares of mutual funds and a general account made available by Nationwide Life Insurance Company, of which Nationwide Trust Company, FSB, trustee as defined by the Plan, is an affiliate.  Investments of the Plan also include Charter Financial Corporation common stock.  Charter Financial Corporation is the parent company of the Plan Sponsor.  Therefore, these transactions qualify as party-in-interest transactions.

4.	INVESTMENTS

The following table presents investments that represent 5% or more of the Plan’s net assets:

	2011	2010

Mutual funds:
Dreyfus S & P 500 Index Fund	$453,380	$453,643
Janus Twenty Fund	543,362	622,652
General account of insurance company	692,589	588,959
Money market fund	275,710	298,855
Self-directed brokerage account	1,141,994	1,065,666

CHARTERBANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

4.	INVESTMENTS (Continued)

The Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) in value as follows:

	2011	2010

Mutual funds	$(124,737)	$285,589
General account of insurance company	11,222	-
Self-directed brokerage account	8,812	(25,352)

	$(104,703)	$260,237

5.	INCOME TAX STATUS

The Internal Revenue Service has informed the Plan by an opinion letter dated March 31, 2008 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC).  Although the Plan has been amended since receiving the opinion letter, the Plan administrator believes that the Plan is designed and is currently operating in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the taxing authorities.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  With few exceptions, the Plan is no longer subject to tax examinations by tax authorities for years before 2008.

6.	PLAN TERMINATION

Although the Company has not expressed an intent to terminate the Plan, it may do so at any time.  In the event the Plan is terminated, the accounts of all participants become fully vested, and the net assets of the Plan are either administered and paid under the benefit provisions of the Plan or liquidated and distributed in accordance with procedures prescribed in the Plan.

7.	INVESTMENT IN COMMON STOCK OF CHARTER FINANCIAL CORPORATION

During 2001, the participants in the Plan were allowed to purchase common stock of Charter Financial Corporation, the parent company of Charter Bank, in conjunction with the initial public offering of Charter Financial Corporation with a portion of their account balance in the Plan.  In 2003, a self-directed brokerage option was added to the Nationwide contract.  Participants may purchase or sell shares of common stock of Charter Financial Corporation through their self-directed brokerage account with T D Ameritrade offered through Nationwide, the custodian of the Plan’s assets.  As of December 31, 2011 and 2010, the value of Charter Financial Corporation common stock held by the Plan was $620,290 and $601,471, respectively.

CHARTERBANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

8.	FAIR VALUE MEASUREMENT

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurement, provides a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair values.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1.	Inputs to the valuation methodology are unadjusted quoted market prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2.	Inputs to the valuation methodology include

●	quoted prices for similar assets or liabilities in active markets;
●	quoted prices for identical or similar assets or liabilities in inactive markets;
●	inputs other than quoted prices that are observable for the asset or liability;
●	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3.	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds:  Valued at the closing price reported in the active market in which the individual mutual funds are traded.

General account of insurance company:  Valued at the amount payable on demand, net of certain surrender charges at December 31, 2011.  At December 31, 2010, the contract was valued at contract value.  The change in valuation technique results in a measurement that is more representative of fair value in the circumstances as of the measurement date.

Self-directed brokerage account:  Valued at the market value of shares held by the Plan at year end.

CHARTERBANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

8.	FAIR VALUE MEASUREMENT (Continued)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010.

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Mutual funds:
Balanced	$1,141,738	$-	$-	$1,141,738
Growth	963,011	-	-	963,011
Income	491,303	-	-	491,303
Value	127,173	-	-	127,173
Other	397,560	-	-	397,560
Self-directed brokerage account	1,141,994	-	-	1,141,994
General account of insurance company	-	-	692,589	692,589
Money market fund	275,710	-	-	275,710

Total investments at fair value	$4,538,489	$-	$692,589	$5,231,078

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Mutual funds:
Balanced	$1,116,865	$-	$-	$1,116,865
Growth	1,020,835	-	-	1,020,835
Income	411,454	-	-	411,454
Value	162,227	-	-	162,227
Other	329,765	-	-	329,765
Self-directed brokerage account	1,065,666	-	-	1,065,666
General account of insurance company	-	-	588,959	588,959
Money market fund	298,855	-	-	298,855

Total investments at fair value	$4,405,667	$-	$588,959	$4,994,626

CHARTERBANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

8.	FAIR VALUE MEASUREMENT (Continued)

Level 3 Gains and Losses

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2011 and 2010:
	Level 3 Assets
	2011	2010

Balance, beginning of year	$588,959	$541,943
Interest income	21,121	20,371
Unrealized gain	11,222	-
Purchases, sales, issuances, and settlements (net)	-	26,645
Purchases	72,976	-
Sales	(1,196)	-
Settlements	(493)	-

Balance, end of year	$692,589	$588,959

9.	TERMINATED PARTICIPANTS

Vested amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not been paid are $0 as of December 31, 2011 and 2010.

10.	RISKS AND UNCERTAINTIES

The Plan’s investments include funds which invest in investment securities and in various companies within several markets.  Investment securities are exposed to risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements.

11.	EXCESS PARTICIPANTS’ CONTRIBUTIONS

The Plan failed the discrimination test for the year ended December 31, 2011.  Excess contributions amounting to $24,852 are reported as excess participants’ contributions in the accompanying statements of net assets available for benefits and as a reduction of participants’ contributions in the statements of changes in net assets available for benefits.

CHARTERBANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

12.	RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

	2011	2010

Net assets available for benefits per financial statements	$5,224,543	$5,009,655
Amounts payable for excess participants’ contributions	24,852	-

Net assets available for benefits per Form 5500	$5,249,395	$5,009,655

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to Schedule H of Form 5500:

	2011	2010

Net increase per financial statements	$214,888	$605,035
Amounts payable for excess participants’ contributions	24,852	-

Net increase per Form 5500	$239,740	$605,035

13.	RECLASSIFICATIONS

Certain reclassifications have been made to the 2010 financial statements to conform to the 2011 presentation.

SUPPLEMENTAL INFORMATION

CHARTERBANK 401(k) PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 58-2657053
PLAN NUMBER 002
DECEMBER 31, 2011

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date		(e)
	Borrower, Lessor or	Rate of Interest, Collateral	(d)	Current
(a)	Similar Party	Par or Maturity Value	Cost	Value

*	Nationwide Life Insurance	AdvisorOne Amerigo Fund	**	$123,886
*	Nationwide Life Insurance	AdvisorOne Clermont Fund	**	92,812
*	Nationwide Life Insurance	AdvisorOne Descartes Fund	**	54,257
*	Nationwide Life Insurance	AdvisorOne Enhanced Income Fund	**	29,069
*	Nationwide Life Insurance	AdvisorOne Flexible Income Fund	**	53,846
*	Nationwide Life Insurance	AdvisorOne Liahona Fund	**	90,098
*	Nationwide Life Insurance	AdvisorOne Select Allocation Fund	**	68,335
*	Nationwide Life Insurance	AdvisorOne Select Appreciation	**	29,773
*	Nationwide Life Insurance	Alliance Bernstein Global Bond Fund	**	284
*	Nationwide Life Insurance	Alliance Bernstein High Income Fund	**	444
*	Nationwide Life Insurance	American Century International Growth Fund	**	102
*	Nationwide Life Insurance	American Century Value Fund	**	2,132
*	Nationwide Life Insurance	American Funds American High Income Trust Fund R3	**	363
*	Nationwide Life Insurance	American Funds American High Income Trust Fund R6	**	281
*	Nationwide Life Insurance	American Funds New World Fund	**	176
*	Nationwide Life Insurance	Black Rock High Yield Bond Fund	**	334
*	Nationwide Life Insurance	Calvert Income Fund	**	543
*	Nationwide Life Insurance	Delaware Corporate Bond Fund	**	271
*	Nationwide Life Insurance	Delaware Extended Duration Bond Fund	**	379
*	Nationwide Life Insurance	Dimensional Fund Advisors Emerging Markets Fund	**	4,456
*	Nationwide Life Insurance	Direxion Evolution All Cap Equity Fund	**	915
*	Nationwide Life Insurance	Direxion Evolution Market Leaders Fund	**	493
*	Nationwide Life Insurance	Dreyfus Appreciation Fund	**	724
*	Nationwide Life Insurance	Dreyfus Intermediate Term Income Fund	**	81,318
*	Nationwide Life Insurance	Dreyfus S & P 500 Index Fund	**	453,380
*	Nationwide Life Insurance	Eagle Series Trust Small Cap Growth Fund	**	2,696
*	Nationwide Life Insurance	Federated High Yield Trust Fund	**	7,768
*	Nationwide Life Insurance	Fidelity Advisor Balanced Fund	**	54,377
*	Nationwide Life Insurance	Fixed Fund	**	692,589
*	Nationwide Life Insurance	Franklin Balance Sheet Investment Fund	**	3,039
*	Nationwide Life Insurance	Franklin Small Mid Cap Growth Fund	**	128
*	Nationwide Life Insurance	Harbor International Fund Institutional	**	145,591
*	Nationwide Life Insurance	Harbor Mid Cap Value Fund	**	327
*	Nationwide Life Insurance	Heartland Value Plus Fund	**	50,420
*	Nationwide Life Insurance	Huntington Situs Fund	**	530
*	Nationwide Life Insurance	Invesco MidCap Core Equity Fund	**	4,128
*	Nationwide Life Insurance	Invesco Van Kampen Common Stock Fund	**	186,574
*	Nationwide Life Insurance	Invesco Van Kampen Equity & Income Fund	**	181,251
*	Nationwide Life Insurance	Iron Strategic Income Fund	**	328

See report of independent registered public accounting firm.

CHARTERBANK 401(k) PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 58-2657053
PLAN NUMBER 002
DECEMBER 31, 2010

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date		(e)
	Borrower, Lessor or	Rate of Interest, Collateral	(d)	Current
(a)	Similar Party	Par or Maturity Value	Cost	Value

*	Nationwide Life Insurance	Janus Fund	**	$117,286
*	Nationwide Life Insurance	Janus Overseas Fund	**	147
*	Nationwide Life Insurance	Janus Twenty Fund	**	543,362
*	Nationwide Life Insurance	JP Morgan Core Plus Bond Fund	**	340
*	Nationwide Life Insurance	JP Morgan Mid Cap Value Fund	**	1,782
*	Nationwide Life Insurance	Legg Mason Western Asset Non-US Opp Bond Fund	**	327
*	Nationwide Life Insurance	Manning & Napier Pro Blend Conservative Term Fund	**	199
*	Nationwide Life Insurance	Nationwide Fund	**	34
*	Nationwide Life Insurance	Nationwide Gov't Bond Fund A	**	206,001
*	Nationwide Life Insurance	Nationwide Gov't Bond Fund D	**	532
*	Nationwide Life Insurance	Nationwide Investor Destination Fund Aggressive	**	43,674
*	Nationwide Life Insurance	Nationwide Investor Destination Fund Conservative	**	1,150
*	Nationwide Life Insurance	Nationwide Investor Destination Fund Moderate	**	40,617
*	Nationwide Life Insurance	Nationwide Investor Destination Fund Moderate Ag.	**	13,010
*	Nationwide Life Insurance	Nationwide Investor Destination Fund Moderate Cons.	**	1,069
*	Nationwide Life Insurance	Nationwide Money Market Fund Institutional	**	275,710
*	Nationwide Life Insurance	Oppenheimer Global Fund	**	165,810
*	Nationwide Life Insurance	Oppenheimer Gold & Special Minerals Fund	**	68
*	Nationwide Life Insurance	Oppenheimer Main Street Small Cap Fund	**	17,359
*	Nationwide Life Insurance	Oppenheimer Small Mid Cap Value Fund	**	65,524
*	Nationwide Life Insurance	PIMCO High Yield Fund	**	335
*	Nationwide Life Insurance	PIMCO Total Return Fund Class A	**	1,574
*	Nationwide Life Insurance	PIMCO Total Return Fund Institutional	**	5,324
*	Nationwide Life Insurance	Pioneer High Yield Fund	**	71,142
*	Nationwide Life Insurance	Principal Equity Income Fund	**	206
*	Nationwide Life Insurance	Principal High Yield Fund	**	1,737
		Principal Mid Cap Blend Fund		33
*	Nationwide Life Insurance	Prudential Jennison 2020 Focus Fund	**	993
*	Nationwide Life Insurance	Prudential Jennison Mid Cap Growth Fund	**	6,259
*	Nationwide Life Insurance	Prudential Jennison Natural Resources Fund	**	565
*	Nationwide Life Insurance	Rydex Government Long Bond 1.25x Str Fund	**	23,406
*	Nationwide Life Insurance	Rydex S&P 500 Pure Growth Fund	**	2,174
*	Nationwide Life Insurance	Rydex S&P 500 Pure Value Fund	**	96
*	Nationwide Life Insurance	Rydex S&P Small Cap 600 Pure Value Fund	**	6,678
*	Nationwide Life Insurance	Self-Directed Brokerage	**	1,141,994
*	Nationwide Life Insurance	TCW Total Return Bond Fund	**	333
		Vanguard Dividend Growth		11,188
*	Nationwide Life Insurance	Vanguard Intermediate Term Treasury Fund	**	429
*	Nationwide Life Insurance	Vanguard Intermediate Term Investment Grade Fund	**	31,290
*	Nationwide Life Insurance	Vanguard REIT Index Fund	**	11,954

See report of independent registered public accounting firm.

CHARTERBANK 401(k) PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 58-2657053
PLAN NUMBER 002
DECEMBER 31, 2011

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date		(e)
	Borrower, Lessor or	Rate of Interest, Collateral	(d)	Current
(a)	Similar Party	Par or Maturity Value	Cost	Value

*	Nationwide Life Insurance	Vanguard Wellesley Income Fund	**	$243
*	Nationwide Life Insurance	Waddell & Reed Ivy Small Co Value Fund	**	214
*	Nationwide Life Insurance	Waddell & Reed Ivy Global Natural Resources Fund	**	288
*	Nationwide Life Insurance	Waddell & Reed Ivy High Income Fund	**	205

				$5,231,078

*Party-in-interest
**Cost information omitted for participant-directed investment

See report of independent registered public accounting firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CharterBank 401(k) Plan
Date: June 28, 2012	By:	/s/ Curt Kollar
Name: Curt Kollar
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Document

23.1	Consent of Independent Registered Public Accounting Firm